                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the Month of September, 2000
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

             597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada
             -------------------------------------------------------
                J3H 6C4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                      Form 40-F

                     [X]                            [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                            No

                  [ ]                            [ ]

This Form 6-K consist of:

A press release issued by Axcan Pharma Inc. on September 1, 2000 entitled "Axcan Pharma Added to the TSE 300 Composite Index."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 AXCAN PHARMA INC.



Date: September 7, 2000          By:      /s/ JEAN VEZINA
                                          -------------------------------------
                                 Name:    Jean Vezina
                                 Title:   Vice-President, Finance and Chief
                                          Financial Officer

Date: September 7, 2000                   Investor Contact:

Axcan Pharma Inc.                         David W. Mims
597, boul, Laurier                        Executive Vice President and Chief
Mont-Saint-Hillaire(Quebec)                   Operating Officer
Canada J3H 6C4                            Tel: (205) 991-805
Tel: (405) 467-5138
1(800) 565-3255                           Isabelle Adjahi
Fax: (450) 464-9979                       Director, Investor Relations
www.axcan.com                             Tel: (450) 467-5138


FOR IMMEDIATE RELEASE

                        AXCAN PHARMA ADDED TO THE TSE 300 COMPOSITE INDEX

MONT SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan") is pleased to announce that the Company has been added today to the TSE 300 Composite Index.

"This addition to the TSE 300 is a tremendous recognition of Axcan's progress over the past few years," commented Leon F. Gosselin, President and CEO. "This places us among Canada's leading companies and will definitely increase investor awareness," he added.

The TSE 300 Composite Index was created in 1977 by the Toronto Stock Exchange and is maintained by Standard & Poor's. Comprised of 300 of Canada's larger public companies traded on the Toronto Stock Exchange, the TSE 300 is widely regarded as a barometer of Canadian equity markets. Inclusion to the TSE 300 is made only after review by Standard & Poor's and in accordance with strict criteria.

Axcan is a leading North American pharmaceutical company in the field of gastroenterology. Axcan is the only Canadian pharmaceutical company with its own US sales and marketing organization and its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

This press release contains forward-looking statements, which reflect the Corporation's current expectation regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Corporation's ongoing quarterly filings, annual reports and other filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.